United States securities and exchange commission logo





                              April 8, 2022

       Hugh Gallagher
       Chief Financial Officer
       Marathon Digital Holdings, Inc.
       1180 North Town Center Drive, Suite 100
       Las Vegas, NV 89144

                                                        Re: Marathon Digital
Holdings, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            File No. 001-36555

       Dear Mr. Gallagher:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Business, page 5

   1. Consistent with your response in the letter dated July 2, 2019, please clarify your business model as to your patent
licensing business and assets.
   2. Please ensure that all of your disclosures are updated. For example, you state that you have no long-term debt,
but we note the convertible notes payable on your balance sheet as of December 31,
2021. You also state on page 21 that you do not currently own, and do not have any current
plans to seek, any patents in connection with your existing and planned blockchain and
cryptocurrency related operations, but we note from your
                                                        disclosure on page F-14
that your intangible assets include the Crypto Currency Patent. In addition, on page 26,
you indicate that the current fixed reward on the bitcoin network is
                                                        12.5 bitcoins per
block, but the reward has decreased by half to become 6.25 bitcoins around May 10, 2020.
 Hugh Gallagher
FirstName   LastNameHugh
Marathon Digital  Holdings,Gallagher
                           Inc.
Comapany
April       NameMarathon Digital Holdings, Inc.
       8, 2022
April 28, 2022 Page 2
Page
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 42

3. We believe that adjusting for impairment of mined cryptocurrency does not provide useful information to investors in light of your strategy to hold bitcoin as a long term investment and sell bitcoin in future periods as needed to generate cash for treasury management and other general corporate purposes, in addition to the recurring nature of this charge. Please revise to remove this adjustment from your computation of non-GAAP measures. Refer to Rule 100 of Regulation G.
4. Please tell us the nature of the non-GAAP adjustment for server maintenance contract amortization. Explain why you believe that adjusting for this item is useful information to investors as it appears to represent a normal, recurring, operating expense. Refer to Item
         10(e)(1)(i)(C) of Regulation S-K and Question 100.01 of the Compliance and Disclosure
         Interpretations on Non-GAAP Financial Measures.
5. Please tell us what consideration you gave to providing for the income tax effects related to the adjustments to arrive at non-GAAP net income and non-GAAP diluted earnings per share. Refer to Question 102.11 of the Compliance and Disclosure Interpretations
         on Non-GAAP Financial Measures.
Results of Operations for the Years Ended December 31, 2021, December 31, 2020 and
December 31, 2019, page 45

6. Please revise to describe and quantify the significant factors affecting the changes in cost of revenues in each of the periods presented. Refer to Item 303(b) of Regulation S-K.
Liquidity and Capital Resources, page 47

7. Please revise to provide quantitative and qualitative analysis of the underlying reasons for the material changes in operating, investing, and financing cash flows. Your discussion should focus on the primary drivers and other material factors necessary to understand your cash flows in addition to the indicative value of your historical cash flows. Refer to
         Item 303(b) of Regulation S-K and Section IV.B.1 of SEC Release No. 33-8350.
Notes to Consolidated Financial Statements
Note 1 - Organization and Description of Business
Organization, page F-8

8. Please provide us with your detailed accounting analysis of whether the series of agreements entered into in October 2020 related to the Hardin Station are or contain leases under ASC 842. Also address the power purchase and data facility services agreements as part of your analysis. In addition, tell us and disclose how the build out costs are being paid for.
 Hugh Gallagher
FirstName   LastNameHugh
Marathon Digital  Holdings,Gallagher
                           Inc.
Comapany
April       NameMarathon Digital Holdings, Inc.
       8, 2022
April 38, 2022 Page 3
Page
FirstName LastName
9. Please provide us with your detailed accounting analysis of whether the agreement with
         Compute North, LLC entered into on May 21, 2021 is or contains a lease under ASC 842.
         Also provide your evaluation under ASC 842 of the hosting agreements with Compute
         North, LLC.
10. We note that you own 82% of the equity in the Marathon Compute North 1 LLC joint venture (the "LLC") with Compute North and the LLC has entered into a hosting agreement with Compute North to host bitcoin miners. Explain and disclose how you are accounting for the income from this hosting arrangement. Tell us whether you own these bitcoin miners and if they are subject to the hosting agreement between the Company and
         Compute North.
Note 2 - Summary of Significant Accounting Policies
Digital Currencies, page F-13

11. Please tell why you believe pricing of BTC on a nightly basis is the proper time to use in the quantitative impairment test of the mined BTC balances as well as for the recordation of daily revenues. Cite the literature that supports your accounting. Refer to ASC 350-
         30-35-20.
Property and Equipment, page F-14

12. We note that you changed the estimate of the expected life of transaction verification servers from two years to five years subsequent to December 31, 2020. Please revise to disclose the effect of this change in accounting estimate. Refer to ASC 250-10-50-4.
Investment Fund, page F-15

13. Please explain how you are accounting for your limited partnership agreement with
         NYDIG Digital Assets Fund III, LP and cite the authoritative accounting guidance relied upon. Also explain how the Fund was established and describe the general terms of the agreement. We note that you own 100% of the limited partnership interest. Address whether the general partner or any other parties also hold any interests in the Fund.
          Explain the rights and responsibilities of the general partner and investment manager in more detail. Please also address whether the agreement provides you with substantive kick-out or participating rights. In addition, please provide us with your detailed accounting analysis of how the Fund qualifies as an investment company for accounting purposes under ASC 946. Refer to ASC 946-10-15.
Revenue Recognition , page F-15

14. Please clarify when you recognize revenue. Your disclosure states that you recognize revenue at the date you receive confirmation of the consideration you will receive;
         however, you also state that you measure the non-cash consideration at fair value on the date received. Tell us the time frame between confirmation of the consideration and the receipt of the consideration. Explain how you recognize revenue before you have
 Hugh Gallagher
Marathon Digital Holdings, Inc.
April 8, 2022
Page 4
         determined the fair value. Also tell us how you comply with ASC 606-10-32-21 to 32-24.
          That is, please provide us with your analysis of how you comply with the requirement to recognize the estimated fair value of the non-cash consideration at contract inception.
15. Please clarify whether some or all of your mining activity is conducted with other third party pool participants and collectively provides transaction verification services to the blockchain network through a pool operator. If so, clearly disclose the reward sharing mechanism you select when participating in mining pools. Explain how you are accounting for any fees retained by the pool operator. In addition, tell us and disclose the amount of rewards earned from mining separately from fees earned for transaction verification.
16. We note from disclosures elsewhere in your filing that you operate your own bitcoin mining pools. Explain to us and disclose how you recognize revenue as a pool operator.
         Ensure your disclosure addresses the nature, amount, timing, and uncertainty of revenue and cash flows arising from these arrangements.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 with any questions.



FirstName LastNameHugh Gallagher                               Sincerely,
Comapany NameMarathon Digital Holdings, Inc.
                                                               Division of
Corporation Finance
April 8, 2022 Page 4                                           Office of
Technology
FirstName LastName